Form 40-F
period 2018-12-31
Village Farms International, Inc.
filed 2019-03-20
CIK 1584549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

Commission File Number 001-38783

Village Farms International, Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2833	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4700-80th Street

Delta, British Columbia V4K3N3

(407) 936-1190

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 47,642,672

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company   ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Village Farms International, Inc. (the “Company” or the “Registrant”) is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted in the United States, to prepare this annual report on Form 40-F (this “Annual Report”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and Rule 405 under the Securities Act of 1933, as amended. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 thereunder.

FORWARD LOOKING STATEMENTS

This Annual Report and the Exhibits incorporated by reference into this Annual Report of the Registrant contain forward-looking statements that reflect management’s expectations with respect to future events, the Registrant’s financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, future developments; use of funds; and the business and operations of the Registrant. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “proposed” “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Registrant to be materially different from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties; delay or failure to receive board, shareholder or regulatory approvals; and the results of continued development, marketing and sales as well as those factors discussed under the heading “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2018, included as Exhibit 99.1 to this Registration Statement, and those discussed under the heading “Risks and Uncertainties” in the Registrant’s management’s discussion and analysis for the year ended December 31, 2018 included as Exhibit 99.3 to this Annual Report. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Although the management and officers of the Registrant believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits. In preparing this Annual Report, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. Accordingly, for the reasons set forth above, the forward-looking statements in the Exhibits incorporated by reference into this Annual Report should not be unduly relied upon.

NOTE TO UNITED STATES READERS—DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Annual Report in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards and SEC/Public Company Accounting Oversight Board (“PCAOB”) independence standards.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2018, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn$1.3631.

ANNUAL INFORMATION FORM

The Annual Information Form (the “AIF”) for the fiscal year ended December 31, 2018 is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2018 and 2017, including the report of the Independent Registered Public Accounting Firm thereon, are filed as Exhibit 99.2 to this Annual Report, and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s MD&A for the year ended December 31, 2018 is filed as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e)) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by our management, under the supervision, and with the participation, of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based upon that evaluation, the CEO and the CFO concluded that as of December 31, 2018, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

This Annual Report does not include an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the year ended December 31, 2018 there were no changes to the Registrant’s internal controls over financial reporting that have materially affected or are reasonably likely to materially affect the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2018.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that John P. Henry, the chair of the Registrant’s audit committee, qualifies as an audit committee financial expert for purposes of paragraph (8) of General Instruction B to Form 40-F. The board of directors has further determined that Mr. Henry is also independent, as that term is defined in the corporate governance requirements of the Nasdaq Stock Market (“Nasdaq”). The SEC has indicated that the designation of Mr. Henry as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liabilities on him that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or the board of directors.

CODE OF ETHICS

The Registrant has adopted a written Code of Business Conduct and Ethics (the “Code”), as defined in Form 40-F, that is applicable to all officers, directors, employees, subsidiaries and affiliates of the Registrant.

All departures from, all amendments to the Code, and all waivers of the Code with respect to any of the senior officers covered by it, which waiver may be made only by the board of directors of the Registrant in respect of senior officers, will be disclosed as required. The Code is located on the Registrant’s website at www.villagefarms.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The fees paid to the independent auditor are included under the heading “Audit Committee Information” in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2018, the Registrant is contractually committed to the following:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt, net of fees	$38,588	$3,698	$34,296	$594	$—
Line of credit	2,000	2,000	—	—	—
Trade payables	14,601	14,601	—	—	—
Accrued liabilities	3,509	3,509	—	—	—
Obligation under capital lease	180	78	92	10	—
Other liabilities	1,050	—	1,050	—	—

Total	$59,928	$23,886	$35,438	$604	$—

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s board of directors has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The required disclosure is included under the headings “Audit Committee Information” in the AIF, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

CORPORATE GOVERNANCE

As a Canadian corporation listed on the Nasdaq Stock Market, we are not required to comply with most of the Nasdaq corporate governance standards, so long as we comply with Canadian corporate governance practices. In order to claim such an exemption, however, we must disclose the significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under Nasdaq’s corporate governance standards.

Our corporate governance practices meet all applicable Canadian requirements. The following is a summary of the significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic issuers under Nasdaq’s corporate governance standards. Except as described in this summary, we are in compliance with the Nasdaq corporate governance standards in all significant respects.

•

Nasdaq Listing Rule Although the Company’s Audit Committee Charter contains the substantially all requisite information and requirements to comply with Nasdaq Rule 5605(c), it is drafted in accordance with the requirements of the Company’s home jurisdiction, and does not specifically refer to the Nasdaq rules. Our practices with regard to these requirements are permitted by Canadian law.

•

Nasdaq Rule 5605(e)(1) requires each listed company’s nominees for director be either selected or recommended for the board’s selection by (i) independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or (ii) a nominations committee comprised solely of independent directors. Further, Nasdaq Rule 5605(e)(2)(b) requires listed companies to certify that it has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the U.S. federal securities laws. Our current Compensation and Corporate Governance Committee (the “CCGC”) charter includes general guidelines for identifying and nominating candidates to join our board of directors but does not provide the same level of specificity regarding the requirements as Nasdaq Rule 5605(e)(1). Our practices with regard to these requirements are permitted by Canadian law.

•

The NASDAQ minimum quorum requirement under Nasdaq Rule 5620(c) for a shareholders meeting is 33 1/3% of the outstanding common shares. The Company’s bylaws currently provide that quorum for a shareholders meeting is met if at least two shareholders holding at least 10% of the Company’s outstanding common shares entitled to vote at the meeting are present (whether in person or represented by proxy). Our practices with regard to these requirements are permitted by Canadian law.

•

Nasdaq Rule 5605(d)(1) requires that each listed company adopt a formal written compensation committee charter that specifies, among other things, the compensation committee’s responsibilities and authority, as set forth in Listing Rule 5605(d)(3). The Registrant has adopted a formal written mandate setting out the duties and responsibilities of the CCGC. Among other things, such mandate includes recommending for approval by the board the compensation of the chief executive officer, and other executive officers. The mandate does not specify that the chief executive officer may not be present during voting or deliberations on his or her compensation. Our practices with regard to these requirements are permitted by Canadian law.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VILLAGE FARMS INTERNATIONAL, INC.

	By:	/s/ Michael D. DeGiglio
	Name:	Michael D. DeGiglio
Date: March 20, 2019	Title:	Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

99.1	Annual Information Form, dated March 20, 2019.

99.2	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2018 and December 31, 2017, together with the report thereon of the independent auditor.

99.3	Management’s Discussion and Analysis for the year ended December 31, 2018.

99.4	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act.

99.5	Certificate of the Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act.

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of PricewaterhouseCoopers LLP.

101.INS	XBRL Instance*

101.SCH	XBRL Taxonomy Extension Schema*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase*

101.DEF	XBRL Taxonomy Extension Definition Linkbase*

101.LAB	XBRL Taxonomy Extension Label Linkbase*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase*

* To be filed by amendment.