Form 40-F/A
period 2018-12-31
Village Farms International, Inc.
filed 2019-04-11
CIK 1584549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 47,652,004

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes            ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    ☒  Yes            ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

EXPLANATORY NOTE

The purpose of this Amendment No. 1 to our Annual Report on Form 40-F (“Form 40-F”) for the fiscal year ended December 31, 2018, as filed with the Securities and Exchange Commission on March 20, 2019, is to furnish Exhibit 101 to the Form 40-F, which provides certain items from our Form 40-F formatted in eXtensible Business Reporting Language (“XBRL”).

No other changes have been made to the Form 40-F other than the furnishing of the exhibit described above. This Amendment No. 1 does not reflect subsequent events occurring after the original date of the Form 40-F or modify or update in any way disclosures made in the Form 40-F.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VILLAGE FARMS INTERNATIONAL, INC.

	By:	/s/ Michael D. DeGiglio
	Name:	Michael D. DeGiglio
Date: April 11, 2019	Title:	Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description

99.1*	Annual Information Form, dated March 20, 2019.

99.2*	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended December 31, 2018 and December 31, 2017, together with the report thereon of the independent auditor.

99.3*	Management’s Discussion and Analysis for the year ended December 31, 2018.

99.4*	Consent of PricewaterhouseCoopers LLP.

99.5*	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act.

99.6*	Certificate of the Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act.

99.7*	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8*	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9*	Consent of PricewaterhouseCoopers LLP.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed.